April 29, 2022

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Loan Lauren Nguyen
Anuja Majmudar
Ethan Horowitz
Jennifer O’Brien
John Hodgin
Sandra Wall

Re:	Falcon Minerals Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2022
File No. 001-38158

Ladies and Gentlemen:

On behalf of Falcon Minerals Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated April 27, 2022, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements Note 2. Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet Transaction Adjustments, page 79

1.

We note the expanded disclosure you provided in response to prior comment 2. Please expand your discussion on page 80 to provide a qualitative description of the factors that support the fair value mark-up to Falcon’s Unproved oil and gas properties.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 81 of the Amended Proxy Statement.

April 29, 2022

Market Prices and Dividends

Post-Combination Company Financial Philosophy, page 261

2.

We note your revised disclosure stating that the Post-Business Combination Company anticipates that its board of directors will “initially target” distributing to holders of Falcon Class A Shares and Falcon Partnership Units a quarterly dividend of at least 65% of discretionary cash flow, defined as Adjusted EBITDA less cash interest expense and cash taxes. Revise to explain how this dividend policy is different from Falcon Mineral’s current dividend policy so that shareholders may better assess the new dividend disclosure and disclose when you expect this new dividend target will commence.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 264–265 of the Amended Proxy Statement.

3.

Please expand to explain the disclosure that the Post-Combination Company expects approximately 70% of the Post-Combination Company’s distributions paid in 2022 will generally constitute non-taxable reductions of tax basis and clarify whether this is a belief of management or the opinion of tax counsel.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 264 of the Amended Proxy Statement.

4.

We note the disclosure on page 65 that Desert Peak’s revolving credit facility contains certain customary representations and warranties and various covenants and restrictive provisions that limit KMF Land’s, its direct parent’s and its subsidiaries’ ability to, among other things, pay dividends on, or make other distributions to holders of their equity interests. At an applicable section, please revise to balance your disclosure to describe the restrictions or limitations included in your material agreements to pay dividends on or make other distributions to holders of their equity interests. We further note disclosure that in connection with the Closing, you expect to terminate the Desert Peak revolving credit facility and replace it with a new revolving credit facility to be entered into by the Post-Combination Company or one of its subsidiaries. Last, please revise your risk factor section to disclose that any declared dividends for the Post-Business Combination Company will vary from quarter to quarter as a result of variations in discretionary cash flow.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 74, 234 and 265 of the Amended Proxy Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7409. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Nick S. Dhesi

Nick S. Dhesi

of LATHAM & WATKINS LLP

April 29, 2022

Enclosures

cc: (via e-mail)

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Steven R. Tredennick, White & Case LLP

Douglas E. McWilliams, Vinson & Elkins LLP

Jeffrey F. Brotman, Falcon Minerals Corporation